Room 4561
						September 8, 2005

James R. Lavelle
Chief Executive Officer
Cotelligent, Inc.
655 Montgomery Street, Suite 1000
San Francisco, CA 94111

Re:	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed April 15, 2005
	From 10-Q for Fiscal Quarter Ended March 31, 2005
	Filed May 13, 2005
      From 10-Q for Fiscal Quarter Ended June 30, 2005
	Filed August 12, 2005


Dear Mr. Lavelle:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Statement of Cash Flows, page 26
1. We note in your statements of cash flows you include a separate line item for cash flows from discontinued operations. If you intend to maintain the presentation of separate cash flow information for discontinued operations, your statements of cash flows should separately disclose cash flows from operating, investing and financing activities related to discontinued operations. Additionally, your disclosure of operating cash flows should show all components of operating cash flow related to discontinued operations rather than the net operating cash flows. Please tell us how you intend to comply with these reporting requirements. Refer to Footnote 10 of SFAS 95.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3499 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. James R. Lavelle
Cotelligent, Inc.
September 8, 2005
Page 1